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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 32/36

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

75 Federal Street
_____
(No. and Street)

Boston   MA   02110
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward A. Lafferty   617-574-3330
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
_____
(Name – *if individual, state last, first, middle name*)

1000 Franklin Village Drive	Franklin	MA	02038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Edward A.Lafferty_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Saturn Capital, Inc._____, as of __December 31_____, 20 __13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Edward A. Lafferty

Signature

Chief Financial Officer

Title

Sandra R. Krinsky

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**PAVENTO, RATCLIFFE,
RENZI & CO., LLC**

**Business Advisors
Certified Public Accountants**

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Saturn Capital, Inc. for the years ended December 31, 2013 and 2012 and this report does not affect our report thereon dated February 21, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Parah, Ratcliff, Ray & Co., LLC

Franklin, Massachusetts
February 21, 2014

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Table of Contents



PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (the Company) (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 21, 2014

1000 Franklin Village Drive, Suite 208 ▪ Franklin, MA 02038
Tel: 508-553-3091 ▪ Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 41,747	$ 6,562
Short-term investments	65,000	65,000
Accounts receivable	145,421	142,001
Prepaid expenses	17,890	11,973
TOTAL CURRENT ASSETS	270,058	225,536
OTHER ASSETS		
Investment in portfolio company, at fair value (Note 6)	-	475,501
TOTAL ASSETS	$ 270,058	$ 701,037

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
LIABILITIES		
State income taxes payable	$ 700	$ 1,825
Other liabilities	89	2,917
TOTAL LIABILITIES	789	4,742
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
(Accumulated deficit) Retained earnings	(47,972)	379,054
TOTAL STOCKHOLDER'S EQUITY	269,269	696,295
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 270,058	$ 701,037

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES:		
Commissions	$ 316,266	$ 178,043
Interest income	(281)	720
Other revenue	-	5,000
Total revenues	315,985	183,763
OPERATING EXPENSES:		
Management fees	110,980	99,902
Filing fees	13,941	12,873
Legal and accounting fees	7,200	9,352
Rent expense	7,665	23,768
Computer expense	2,085	3,120
Bad debt expense	142,760	-
Other expenses	-	241
Total operating expenses	284,631	149,256
Income from operations	31,354	34,507
Loss on investment in portfolio company	(457,680)	-
Net income (loss) before state income taxes	(426,326)	34,507
Provision for state income taxes	700	100
NET INCOME (LOSS)	$ (427,026)	$ 34,407

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning Balance, January 1, 2012	$ 11,950	$ 305,291	$ 344,647	$ 661,888
Net income	-	-	34,407	34,407
Ending Balance, December 31, 2012	11,950	305,291	379,054	696,295
Net loss	-	-	(427,026)	(427,026)
Ending Balance, December 31, 2013	$ 11,950	$ 305,291	$ (47,972)	$ 269,269

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (427,026)	$ 34,407
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Loss on investment in portfolio company	457,680	-
(Increase) decrease in assets:		
Accounts receivable (Note 5)	(3,420)	(40,901)
Prepaid expenses	(5,917)	(260)
Increase (decrease) in liabilities:		
Other liabilities	(2,828)	763
State income taxes payable	(1,125)	100
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	17,364	(5,891)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Transfer of shares in portfolio company - NET CASH PROVIDED BY INVESTING ACTIVITIES	17,821	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,185	(5,891)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,562	12,453
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 41,747	$ 6,562
SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:		
Conversion of accounts receivable to investment	$ -	$ 612,600

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) *Credit Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the years ended December 31, 2013 and 2012, the Company's deposits with this institution did not exceed the FDIC insured limit of $250,000 per bank.

(c) *Estimates and Assumptions*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) *Commissions*

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) *Accounts Receivable*

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. Changes in the allowance for doubtful accounts have not been material to the financial statements.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)   Fair Value Measurement

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(g)   Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(3)   INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its shareholder.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Continued)

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $105,958 that was $55,958 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .007446 to 1. At December 31, 2012, the Company had net capital of $66,820 which was $16,820 in excess of its required net capital of $50,000 and had an aggregate indebtedness to net capital ratio of .07096 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the years ended December 31, 2013 and 2012.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2013 and 2012, Saturn Capital, Inc. incurred management fees of $110,980 and $99,902, respectively.

For the years ended December 31, 2013 and 2012, $25,600 and $178,000, respectively, of the Company's commissions were earned from the private placement of securities for The Ride, Inc. (the Ride). The trustee and primary shareholder of SAMT, the parent of SAMI, is also a member of the Board of Directors and an investor in the Ride.

From October 1, 2008 through December 31, 2013, the Company earned $891,200 of commissions, warrants to purchase 2,168,750 Series C Preferred Stock and warrants to purchase 2,265,625 Series D Preferred Stock for the placement of securities for the Ride. In 2008 and 2009, the Company received payments of $111,000 and, in 2012 converted $612,600 of the balance due from the Ride into 1,531,250 shares of Series D Preferred Stock then valued at $0.40 per share.

As of December 31, 2013, the balance due from the Ride was $167,600. The Company's management has evaluated the financial condition of the Ride and has determined that the Ride is insolvent and will not be able to pay the balance due to the Company. Saturn Capital, Inc.'s management has been in negotiations with the Ride's management, and expects to collect approximately $24,840 of the balance due. The difference, $142,760 has been expensed in 2013 as bad debt expense.

For the year ended December 31, 2013, $290,581 of the Company's commissions were earned from the private placement of securities of SPLP IV Opportunity LP. The trustee and primary shareholder of SAMT, the parent of SAMI, is also a member of the general partner of SPLP IV Opportunity LP and an investor and a member of the board of directors of its underlying investment Xpress Natural Gas, LLC.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Continued)

(5)   RELATED PARTY TRANSACTIONS (Continued)

In 2012, the Company paid $137,099 of expenses to SMLLC with 342,747 shares of Series D Stock of The Ride. In 2013, the Company paid $17,722 of expenses to SMLLC with 44,304 shares of Series D Preferred Stock of the Ride, Inc. As of December 31, 2013, the Company had 1,144,198 shares of Series D Preferred Stock of the Ride remaining.

(6)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Fair Value Measurements on a Recurring Basis As of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Marketable equity securities Investment in portfolio company	$ -	$ -	$475,501	$475,501
Total investments	$ -	$ -	$475,501	$475,501

The fair value of all other financial instruments reflected in the Statement of Financial Condition approximates the carrying value due to the short-term nature of the financial instruments and policies followed by the Company.

As of December 31, 2013, the Company's management has determined that the Series D Shares of the Ride have a fair value of $0. Management considered a number of factors in determining this value. First and foremost is an arms-length, executed Letter of Intent dated January 30, 2014 from an acquirer. In this transaction, the acquirer will purchase substantially all of the Ride's assets and selected liabilities of which no value being ascribed to its existing shareholders. Management also considered the Ride's financial condition at December 31, 2013. On December 31, 2013, The Ride, Inc. was insolvent with a debt ratio of 1.78.

(7)   SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 21, 2014, which is the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total stockholder's equity	$ 269,269	$ 696,295
Deductions and/ or charges:		
Non-allowable assets:		
Accounts receivable	(145,421)	(142,001)
Prepaid expenses	(17,890)	(11,973)
Investment at fair value	-	(475,501)
Net capital	$ 105,958	$ 66,820
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
State income taxes payable	$ 700	$ 1,825
Other liabilities	89	2,917
Total aggregate indebtedness	$ 789	$ 4,742
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 55,958	$ 16,820
Ratio: Aggregate indebtedness to net capital	.007446 - 1	.07096 - 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2013 and 2012)

	2013	2012
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 105,953	$ 66,918
Net audit adjustments	5	(98)
Net capital per above	$ 105,958	$ 66,820